MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5 th Avenue S.W.
Calgary, Alberta T2P 0L4
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

September 20, 2004

3.	News Release

A press release dated September 20, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on September 20, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On September 20, 2004, TransGlobe announced continued exploration success in Canada and new corporate production and cash flow targets for 2005. To date, the Company has drilled 11 wells (8.6 net wells) in 2004 resulting in 8 gas wells, 2 oil wells and 1 dry hole for an overall success rate of 91%. In addition to the wells currently drilling, it is expected that the Company will drill another two to four wells prior to year end, for a total program of 15 to 17 wells in Canada during 2004. With increasing production in Canada and in Yemen, it is expected that total Company production will reach 5,000 Boepd during the first quarter of 2005. It is anticipated that pipeline and facilities construction on the An Nagyah discovery on Block S-1 in Yemen will be completed by mid 2005. This development, coupled with the production increases in Canada, is expected to increase the Company's total production to approximately 6,000 Boepd.

5.	Full Description of Material Change

See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

September 20, 2004

News From...	Suite 2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES UPDATE
ON CANADIAN OPERATIONS AND 2005 CORPORATE TARGETS
TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta - Monday, September 20, 2004 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") (TSX symbol "TGL"; AMEX symbol "TGA") is pleased to announce continued exploration success in Canada and new Corporate production and cash flow targets for 2005.

Canada

To date, the Company has drilled 11 wells (8.6 net wells) in 2004 resulting in 8 gas wells, 2 oil wells and 1 dry hole for an overall success rate of 91%. The Company is currently drilling one well (100%) at Twining and re-entering one well (100%) at Nevis. Production in Canada is currently 1,000 Boepd and it is anticipated that production will increase to 1,250-1,500 Boepd by the first quarter of 2005 when the new wells are pipeline connected and after subtracting the predicted, normal declines from existing wells.

In addition to the wells currently drilling, it is expected that the Company will drill another two to four wells prior to year end, for a total program of 15 to 17 wells in Canada during 2004. All the prospects are focused towards natural gas. Successful wells could be on production quickly as these prospects are near existing infrastructure and can be accessed year round. To date, the Company has acquired mineral rights on 8,000 net acres in 2004. The Company plans to acquire additional mineral rights and is negotiating several farm-in proposals. The majority of the land is located in Central Alberta, on three main prospects, of which two are new focus areas for the Company. Drilling of these mineral rights is anticipated to occur in 2005 with 10 to 15 additional wells planned.

2005 Outlook

With increasing production in Canada and in Yemen, it is expected that total Company production will reach 5,000 Boepd during the first quarter of 2005. It is anticipated that pipeline and facilities construction on the An Nagyah discovery on Block S-1 in Yemen will be completed by mid 2005. This development, coupled with the production increases in Canada, is expected to increase the Company's total production to approximately 6,000 Boepd. The average production for 2005 is projected to be 5,500 Boepd with a cash flow estimate of US$24.0 million (assuming a Brent oil price of US$35.00 and a natural gas price of Cdn $6.00/Mcf) for the year 2005.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2900, 330 –5 th Avenue, S.W.,
Calgary, AB T2P 0L4